Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com

January 24, 2025

Re:	Klarna Group plc
Draft Registration Statement on Form F-1
Confidentially Submitted December 23, 2024
CIK No. 0002003292
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo
Christian Windsor
Lory Empie
Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1, as amended by Amendment No. 1 thereto confidentially submitted to the Commission on December 23, 2024 (as may be further amended from time to time, the “Registration Statement”) contained in the Staff’s letter dated January 16, 2025. The Company has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter, on a confidential basis via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment
No. 2”), which reflects these revisions.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the revised language addressing a particular comment appears.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted December 23, 2024
General
1.    We note your response to comment 2 and your disclosure that the company is in advanced stages of establishing a comparable business relationship with a second payment card provider and a second bank partner in the United States. Please disclose the current status of these negotiations.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 of Amendment No. 2 in response.
Prospectus Summary, page 4
2.    We note your response to comments 2 and 4, including your assertion that you are not reliant on any particular customer or business partner. Revise your disclosure to clarify that while your merchant partners include many of the top 100 merchants in each key market, no single merchant accounts for more than 10% of your transaction volume in any of your key markets.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 121 and 176 of Amendment No. 2 in response.
3.    We note your response to comment 6. Please disclose the nine additional European countries to which you are expanding your deposit offerings and describe where you currently are in the process of this expansion and when you plan to complete this process to provide your deposit offerings to residents of these countries.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 105, 140, 155, 160, 168, 175 and 185 of Amendment No. 2 to disclose the above-mentioned countries and state that the Company’s expansion therein has been completed and its deposit offerings are currently available in all of such countries.
4.    We note your disclosure that you raise deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party platform operated by Raisin. Please describe your partnership with Raisin, including the key terms of any related material agreements, if any, and file such agreements as exhibits, or advise.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s partnership with Raisin involves the offering of the Company’s deposit products on Raisin’s online deposit marketplace pursuant to two agreements: a reliance agreement (the “Reliance Agreement”) with Raisin Bank and a service agreement (the “Service Agreement”) with Raisin GmbH. Pursuant to the Reliance Agreement, Raisin Bank performs onboarding for consumers who wish to open deposit accounts, including Know-Your-Customer (KYC) procedures and sanctions screenings. Under the Service Agreement, Raisin GmbH provides and maintains the online platform on which consumers can open deposit accounts, provides customer service and manages account information. The Company performs ongoing anti-money laundering (AML) and countering the financing of terrorism (CFT) monitoring and screenings of its consumers and their deposit accounts. Reports detailing current deposit balances, consumer information and transactions are transmitted from Raisin to the Company on a regular basis.
Further, the Company advises the Staff that it has reviewed the Reliance Agreement and the Service Agreement in light of the requirements of Item 601(b)(10) of Regulation S-K, and, based on that review, has determined that these agreements do not constitute material contracts. First, the agreements are of the type that “ordinarily accompany the kind of business conducted” by the Company. To illustrate this point, in the markets in which the Company utilizes Raisin’s platform, banks of a comparable size to the Company commonly use such deposit-taking platforms as well. Second, the Company does not substantially depend on its agreements with Raisin as their scope is limited to several markets in which the Company also offers savings accounts to consumers directly through its own deposit-taking platform. Further, the Company intends to further prioritize its in-house deposit offerings rather than by utilizing third-party platforms, with the recent expansion of such offerings into additional countries noted in response to Comment No. 3 above being reflective of that strategy. Finally, other companies also offer comparable services and if needed, could provide the Company with a platform to offer its deposit products in a substantially similar manner to Raisin.
Consequently, the Company believes that the agreements with Raisin do not constitute material contracts, and as such, the Company is not required to file them pursuant to Item 601(b)(10) of Regulation S-K or provide a summary thereof in the Registration Statement pursuant to Item 10.C. of Form 20-F.
5.    We note your revised disclosure on page 105, as well as your response to comments 7 and 24. We note that in step 5, payments to Klarna from the consumer are often processed using a PSP or card network. On page 29, you state that you “pay a fee for the[ir] services” when payments process through the PSP. To the extent that the fees paid for these services are material, revise the presentation to indicate the weighted average fee that is deducted from amounts remitted to Klarna in step 5.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the weighted average fee deducted from the amounts remitted to the Company in the above-referenced step 5 is not material at a transactional level. As a result, the Company does not believe that reflecting it in the presentation of an illustrative transaction would further assist prospective investors in understanding the Company’s operations, financial results and future prospects, particularly that the Company already separately includes in its financial statements processing and servicing costs that encompass its costs related to transaction settlement.
Non-IFRS Financial Measures, page 21
6.    We note your response and related disclosure revisions in response to comments 13 and 14 and that you now present transaction margin dollars as a non-IFRS measure and that you reconcile this measure to operating loss. Please tell us why you do not believe a fully loaded gross profit measure that includes technology and product development costs is the most directly comparable IFRS measure for your reconciliation. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company provides a reconciliation of transaction margin dollars to operating loss, which the Company believes is the most directly comparable financial measure calculated and presented in accordance with IFRS, as required by Item 10(e)(1)(i)(B) of Regulation S-K. The Company believes that operating loss, which encompasses all operating expenses including technology and product development costs, provides a more complete and transparent reconciliation framework, in accordance with IFRS principles and Item 10(e)(1)(i)(B) of Regulation S-K, as well as enhances comparability of this measure to similar measures used by the Company’s peers, and, as such, aligns with investor expectations.
The Company further advises the Staff that the Company’s technology and product development costs consist primarily of personnel and other costs that are not transaction-specific but are rather incurred in support of the Company’s overall network development, and, consequently, do not have a linear correlation with the Company’s transaction levels. The Company therefore believes that a fully loaded gross profit measure, including technology and product development costs, is not a meaningful measure of performance, nor is it aligned with how management monitors and reviews the Company’s performance. The Company does not present or discuss this measure internally or externally, and it is not a measure widely used in the industry.
In addition, the Company notes the guidance provided by the SEC in footnote 26 of the Staff’s adopting release for Regulation G (SEC Release No. 33-8176; 34-47226), which states that registrants should have the flexibility to best make the determination as to which is the most directly comparable financial measure calculated and presented in accordance with GAAP. At the same time, the Company also recognizes and acknowledges that the reconciliation of non-GAAP margins to gross margin has previously been discussed by the Center for Audit Quality (CAQ) SEC Regulations Committee in its September 2019 meeting. The Company has considered this discussion and continues to believe that, given the facts and circumstances of the Company’s calculation and use of transaction margin dollars discussed above, a fully loaded gross profit is not the most useful or meaningful measure for evaluating the Company’s business, and that the reconciliation of transaction margin dollars to operating loss is consistent with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K.
Our relationships with bank partners in the United States may subject us...to additional regulatory scrutiny, page 70
7.    We note your response to prior comment 1 and 2 relating to your dependence on banking partners to operate your lending operations in the United States. Revise your disclosure, in this risk factor or another appropriate portion, to discuss any changes to the regulatory scrutiny by the FDIC and other regulators on service arrangements between banks and their fintech partners. For instance, we note that the FDIC issued a statement on July 25, 2024 and issued a request for information related to these arrangements.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72 of Amendment No. 2 in response.
Our Ability to Increase Engagement and Expand Revenue from Existing Consumers, page 115
8.    We note your reference, in the graphic on page 117, to the concept of a Klarna “Superuser” who increased their interaction with your products and therefore reinforced increased trust. Where appropriate, please clarify the extent to which you track the development of “Superusers” in any of your key markets or among any key user cohorts by year. To the extent that you monitor the development of your users as they become “Superusers,” please disclose the extent to which those numbers have grown, either in the absolute, or in your key markets. Please clarify whether you have found that the Gini score for your “Superusers” has indicated continued enhanced predictability of default.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119 of Amendment No. 2 in response. The Company further advises the Staff that it removed the references to “Superusers” in Amendment No. 2. The number and development of “Superusers” is not among the Company’s key operating metrics that the Company uses to evaluate its business, measure its performance and make strategic decisions and, as a result, the Company does not track the development of “Superusers” across its markets on an ongoing basis.
Our Ability to Attract Merchants and Enable Merchant Success, page 118
9.    We note your response to comment 28 and your disclosure that results achieved by individual merchants may vary for a number of reasons. Please disclose whether the financial and performance results presented in the case studies are typical of the results enjoyed by your average merchant partner.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23, 122 and 177 of Amendment No. 2 in response.
Our Ability to Maintain Best In-Class Underwriting Capabilities, page 124
10.  We note your response to comment 31. Please further explain the changes you made to your credit underwriting decision framework. For example, briefly explain the targeted risk-based down-payment policies and how these changed policies differed from your underwriting standards prior to your strategic initiative.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 129-130 of Amendment No. 2 in response.
11.  We note your response to comments 16 and 37. You state that commonly used terms in the United States and the United Kingdom, such as “subprime,” are not universally deployed in other geographies. As the U.S. and the UK markets appear to be material, please revise to clarify how you characterize your typical customers in those geographies. Clarify any geographic concentration in one or more of the 26 countries in which you are currently active. Additionally, in your presentation of the ability of your underwriting model to predict credit issues, you present U.S. credit models compared to the performance of your model in Germany. Please clarify why German credit performance provides a useful comparison, for instance, because it is a more mature market for your products or it provides a similarly in-depth alternative consumer delinquency model benchmark.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 128 and 193 of Amendment No. 2 in response.
Consumer Case Studies, page 170
12.  We note the consumer case studies. Please provide us an explanation of how you identified the consumers you are highlighting in the case studies. Consider revised disclosure as necessary to ensure the presentation is balanced and accurately places the information in context for your investors.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company identified the consumers whose experience is being highlighted mostly by utilizing its internal and external employee and alumni networks, through which current and former employees introduced the Company to these consumers. For one of the testimonials, the Company also reached out to its verified consumers who had a positive experience with Klarna in that market, as indicated by their online reviews. None of these consumers are our current or former employees.
The Company has also revised the disclosure on pages 23 and 173 of Amendment No. 2 to further place these testimonials in an appropriate context for prospective investors.

13.  We note that the consumer study presented on page 172 discusses the consumer’s opinion that Klarna “stands for security” as well as providing a seamless shopping and payment environment. We note that you indicate that fraud detection and other payment integrity issues are key risks, including in the risks on page 48. To the extent that you believe that the consumer's view of the security of Klarna is appropriate, provide balancing discussion of the overall experience of fraud, or the effectiveness of your fraud detection and resolution efforts.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of Amendment No. 2 in response.
14.  For both the merchant and consumer testimonials, please tell us whether the quoted individuals and organizations consented to being named and presented in the registration statement.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that each of the merchants and consumers whose testimonials or case studies are included in the Registration Statement has consented to the inclusion of their respective testimonial or case study therein. Further, the Company respectfully refers the Staff to page 23 of Amendment No. 2, where it discloses that such consents have been obtained.
Merchant Case Studies, page 175
15.  Please tell us how you solicited the merchant testimonials presented on unnumbered pages in between pages 174 and 175. In particular, please clarify whether all statements presented were provided by the relevant merchant representatives, other than the presented calculations. Please clarify whether Klarna believes these testimonials are similarly representative of the average merchant's experience, similar to your statements related to the tabular presentations made on pages 175 and 177.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the merchant testimonials were solicited through direct communication with the featured merchants’ representatives, who voluntarily provided their feedback based on their experiences with Klarna. The Company selected the featured merchants to showcase a global breadth and variety, ensuring representation across industries, geographies and types of partnerships, and to highlight diverse use cases of the Company’s offerings. All statements made, and data points listed, in the merchant testimonials were discussed directly with the merchants and reviewed and explicitly approved by them before being included in the Registration Statement.
While these testimonials illustrate positive results achieved by specific merchants, they are not intended to statistically represent the average merchant experience. At the same time, the Company believes that the financial and performance results presented in such testimonials are typical of the results that the Company’s merchants generally experience, in addition to providing qualitative context to the aggregated data included in the Registration Statement. The Company has also revised the disclosure on pages 23 and 177 of Amendment No. 2 in response to the Staff’s comment.
Advertising Solutions, page 185
16.  We note your response to comment 41. Please disclose the structure by which you earn advertising revenue (e.g., fees, interest income, etc.).
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 188 of Amendment No. 2 in response.
AML, Sanctions and Anti-corruption Requirements, page 207
17.  We note your disclosure that you received a remark and were fined by the SFSA following an investigation relating to Klarna Bank's compliance with applicable AML/CFT regulations. Please revise this section to discuss any remedial actions that management has taken to ensure that you come into compliance with the applicable AML/CFT regulations.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69-70 of Amendment No. 2 in response.
Securitization, page F-15
18.  We note your response to comment 50. Please tell us and revise to disclose, if material, the following:
•The amount of payments received in each period presented related to the transfer of credit risk and where you present these amounts in your financial statements.
•The impact on your financial statements at the inception of the contract to transfer credit risk, during the contract and at the settlement related to a credit loss. Please provide us an illustrative example detailing the journal entries recorded. If no amounts are ultimately recognized in “Consumer credit losses,” please tell us why you believe this is appropriate.
•Your accounting policies related to your contracts to transfer credit risk. Specifically, discuss whether you recognize any asset or liability, how you initially and subsequently measure it and where you present it in your Balance Sheet. Please tell us the guidance that supports your accounting policies.
•Your accounting policies related to expected credit losses on the underlying receivables subject to the contracts to transfer credit risk. Specifically, clarify the impact on the allowance at the inception of the contract to transfer credit risk and throughout the term through settlement, including the impacted line-items in the roll forward of the allowance for credit losses on page F-29. Please tell us the guidance that supports your accounting policies.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company enters into synthetic securitization transactions with unconsolidated securitization vehicles (each, an “SPV”), pursuant to which it economically transfers a portion of credit risk for certain pools of consumer receivables (the “referenced pools”) to the SPV with the primary objective to lower the regulatory capital risk weights of the underlying assets. Credit risk for each referenced pool is separated into three tranches: junior, mezzanine and senior. The Company retains the risk for the junior and senior tranches and transfers risk for the mezzanine tranche to the SPV. The SPV then issues credit-linked notes to investors. The Company pays a fee to the SPV for the transfer of credit risk that is recorded as incurred in Funding costs.
This fee provides for a guarantee from the SPV to reimburse the Company for any credit losses incurred in the mezzanine tranche. The Company incurred fees of $21.9 million and $8.8 million for 2023 and 2022, respectively, in connection with such transactions. The total consumer receivable pool was $1.6 billion and $1.0 billion as of December 31, 2023 and 2022, respectively.
The Company evaluates its relationship with the SPV in accordance with IFRS 10 Consolidated Financial Statements to assess if it should consolidate SPVs for these synthetic securitization transactions. The credit-linked notes issued by the SPV are held by external investors who are exposed to the variability in SPV’s returns. The Company does not have ownership interests or voting rights in the SPVs and does not have the ability to significantly affect the amount of returns to investors. The Company has therefore concluded that these SPVs should not be consolidated.

~~T~~he Company retains contractual rights to receive the cashflows of the referenced pools and does not derecognize these consumer receivables from its consolidated balance sheet. In accordance with IFRS 9 Financial Instruments, the Company estimates the expected credit losses for these consumer receivables for each period presented and refers the Staff to Note 2 to the Consolidated Financial Statements on pages F-15-16 of Amendment No. 2 for a description of the Company’s policy to estimate the allowance for expected credit losses. The credit losses historically incurred for the referenced pools have been below the mezzanine tranche. As a result, the Company has not made a claim against the guarantees issued by the SPVs and thus the amounts of payments received in each period were $nil. Should the Company incur credit losses within the mezzanine tranche, it is the Company’s policy to record recoveries from SPV guarantees in consumer credit losses.

The following is an illustrative example of the journal entries for the structure:

1.Consumer receivable origination

Description	Debit	Credit
Dr. Consumer receivable	$XX
Cr. Cash		$XX

2.Estimate ECL for consumer receivable

Description	Debit	Credit
Dr. Consumer credit losses	$XX
Cr. Allowance for credit losses		$XX

3.Consumer receivable is assigned to a referenced pool for a synthetic securitization;

No journal entry as the consumer receivable is not derecognized.

4.Fee to transfer mezzanine credit risk to SPV for the referenced pool

Description	Debit	Credit
Dr. Funding costs	$XX
Cr. Cash		$XX

To date, credit losses for the referenced pools have not yet reached the level of mezzanine tranche. Should this happen in future, the illustrative journal entries would be as follows:

1.Expectation for credit losses increases for the referenced pool into the mezzanine tranche level

Description	Debit	Credit
Dr. Consumer credit losses	$XX
Cr. Allowance for credit losses		$XX

2.Expected credit losses are realized and include mezzanine tranches

Description	Debit	Credit
Dr. Allowance for credit losses	$XX
Cr. Consumer receivables		$XX

3. Claim is made on the guarantee

Description	Debit	Credit
Dr. Other asset	$XX
Cr. Consumer credit losses		$XX

4.Payment is received from the SPV to settle the claim

Description	Debit	Credit
Dr. Cash	$XX
Cr. Other asset		$XX

Further, the Company has revised the disclosure on pages F-15-F-16 of Amendment No. 2 in response to the Staff’s comment.
Note 6 Consumer receivables, page F-28
19.  We note the revised disclosure on page F-29 that, “The above table includes $128 million and $144 million in 2023 and 2022, respectively, in proceeds received from the sale of uncollectible consumer receivables” in response to comment 54. Please tell us in detail and revise to disclose in which line-item in the consumer receivables table you present the proceeds from the sale of uncollectible consumer receivables.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-29 of Amendment No. 2 in response to disclose these proceeds as a separate line-item within the consumer receivables table.
Exhibits
20.  We note that your draft registration statement does not contain the hyperlinks to the exhibits. Please ensure that you provide appropriate hyperlinks in your publicly filed F-1 and any subsequent amendment. Refer to Item 601(a)(2) of Regulation S-K.
Response:
The Company respectfully acknowledges the Staff’s comment and confirms that it will provide appropriate hyperlinks to the exhibits in the publicly filed Registration Statement and any subsequent amendment thereto.
*                              *                         *
Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP